USF&G Corporation
Exhibit 12 - Computation of Ratio of Consolidated Earnings to Fixed Charges and Preferred Stock Dividends

                                                 Three Months Ended March 31
(dollars in millions)                             1994                 1993
Fixed Charges
  Interest expense                                 $ 9                  $10
  Interest capitalized                               -                    -
  Portion of rents representative of interest        7                    7
    Total fixed charges                             16                   17
  Preferred stock dividend requirements (a)         12                   12
Combined Fixed Charges and Preferred Stock
  Dividends                                        $28                  $29

Consolidated Earnings Available for Fixed
  Charges and Preferred Stock Dividends
  Pretax income before cumulative effect of
    adopting new accounting standards              $24                  $23
  Adjustments:
  Fixed charges                                     16                   17
    Less interest capitalized during the period      -                    -
  Consolidated earnings available for fixed
    charges and preferred stock dividends          $40                  $40
Ratio of Consolidated Earnings to Fixed
  Charges                                          2.5                  2.4
Ratio of Consolidated Earnings to Combined
  Fixed Charges and Preferred Stock Dividends      1.4                  1.4

(A) Preferred stock dividend requirements of $12 million in 1994 and 1993 divided by 100% less the effective income tax rate of 2.1% in 1994 and 0.2% in 1993.